Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, N.Y. 10017-3954
(212) 455-2000

Facsimile: (212) 455-2502
May 24, 2006
VIA FEDERAL EXPRESS AND EDGAR

	Re:	Chart Industries, Inc.
Amendment No. 1 to Registration Statement on
Form S-1 File No. 333-133254

Jennifer Hardy
Craig Slivka
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549-7010
Dear Ms. Hardy and Mr. Slivka:
          On behalf of Chart Industries, Inc. (the “Company”), we are providing the following responses to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated May 11, 2006 (the “Comment Letter”) relating to the above-referenced Registration Statement on Form S-1 filed on April 13, 2006 (the “Registration Statement”). We have also revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and generally updates financial and other information.
          For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Page references in the text of this letter correspond to the pages of Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.
General
1.	Please provide all information required except that allowed to be excluded by Rule 430A of the Securities Act of 1933. This information impacts disclosure throughout your filing and will require time to review. Note that we may have additional comments on your filing once you provide the information.

Securities and Exchange Commission
May 24, 2006

The Company notes the Staff’s comment, confirms that it will provide all information required except that allowed to be excluded by Rule 430A and will endeavor to provide such information with adequate time for the Staff to review.

2.	Prior to the effectiveness of your registration statement, please provide us with a copy of the letter or call from the NASD indicating that the NASD has no objection to the underwriting compensation described in the filing.

The Company is aware that the Staff will need a no objection letter from the NASD before accelerating effectiveness of the Registration Statement and will endeavor to provide the Staff with such information.

3.	We note that you have yet to file a number of exhibits. Please file these exhibits as soon as possible in order to give the staff adequate time to review them. Note that we may have comments after we review these materials.

The Company notes the Staff’s comment and has filed with Amendment No. 1 additional exhibits. The Company will include any remaining exhibits in one or more future pre-effective amendments.

4.	Please supplementally provide the staff with any pictures or graphics you intend to use for the prospectus. We may have comments.

In response to the Staff’s comment, the Company has supplementally provided to the Staff the pictures or graphics that the Company intends to use for the inside front cover of the prospectus, which have been enclosed as Annex A to the hardcopy of this letter. The Company will also promptly advise the Staff of any changes to such artwork.

5.	Throughout the document you make use of unnecessary defined terms, acronyms, and abbreviations. Rule 421(b) requires you to avoid using defined terms as the primary means of communication. The manner in which you utilize these terms is distracting and confusing. Please revise.

In response to the Staff’s comment, the Company has revised the disclosure accordingly.
Prospectus Cover Page
6.	Please include a price range as soon as practicable and allow us adequate time to review the filing with the price range before requesting effectiveness. Also, please indicate the number of shares offered and other information left blank in your prospectus. You may include in brackets information that could change prior to effectiveness. See Instruction 1 to Item 501(b)(3) of Regulation S-K.

The Company acknowledges the Staff’s comment and confirms that a price range and the number of shares offered will be included in any preliminary prospectus it circulates.

Securities and Exchange Commission
May 24, 2006

Although Amendment No. 1 does not yet include a price range or the number of shares to be sold the Company presently intends to include such information in an ensuing amendment.
Prospectus Summary, page 1
7.	Please provide a brief description of your recent corporate development, including your bankruptcy and prior reporting company status.

In response to the Staff’s comment, the Company has added a brief description of its recent corporate development, including its bankruptcy and prior reporting company status, on page 4.

8.	Please briefly describe the stock dividend you will pay to existing holders and the reason for it.

The Company notes the Staff’s comment and respectfully informs the Staff that a description and discussion of the purpose of the stock dividend currently exists on page 32 in the second paragraph. In response to the Staff’s comment, the Company has added a cross-reference on page 5 to that section.

9.	Tell us supplementally of the basis for your statement that you have garnered leading positions in your industry. Please revise these and other disclosures to specify the measure upon which you base these statements, i.e. sales, market share, etc.

In response to the Staff’s comment, the Company respectfully informs the Staff that based on management estimates and industry association data, the Company believes that it is reasonable and appropriate disclosure to characterize itself as having garnered leading positions for the relevant market sectors discussed in the Registration Statement. Through its Energy and Chemicals (“E&C”) segment, the Company had the highest market share of any of its competitors. In 2005, the estimated E&C global market size was approximately $535.0 million in sales and the Company had sales within the E&C segment of approximately $121.1 million. In its Distribution and Storage (“D&S”) segment, the Company operates in a highly fragmented market with few competitors of significant scale. With an estimated D&S global market size of approximately $519.0 million in sales in 2005, the Company had sales of approximately $209.2. Finally, the estimated market size of the BioMedical segment in 2005 was approximately $172.0 million in sales and the Company’s sales in that year were approximately $72.9 million. The Company is not aware of any third-party study or survey that has analyzed the relative size of these segments. The Company notes, however, that it is also not aware of any competitors that serve these markets generally that have a market share of equal or greater size than the Company.

The Company calculates market share with respect to the E&C, D&S and BioMedical segments by measuring sales volumes. Similarly, in assessing the sales of its competitors earned from the E&C, D&S and BioMedical segments, the Company reviews annual reports and published investor presentations of these competitors and augments this data with

Securities and Exchange Commission
May 24, 2006

information received by marketing consultants conducting competition interviews and its sales force and field contacts.

Statements made in the prospectus as to the Company’s leading positions in its industry and segments are based on its sales volumes measured against management’s estimates of its competitors’ sales volumes, coupled with management’s knowledge and experience in the markets that the Company serves. The Company has also added this disclosure to page 28.

10.	Tell us supplementally why you believe you’re a preferred global supplier of engineered equipment. Please disclose briefly what a “preferred” global supplier is.

In response to the Staff’s comment, the Company has deleted the word “preferred.”

11.	Briefly explain what cryogenic is.

In response to the Staff’s comment, the Company has added explanatory disclosure on page 1 of Amendment No. 1.

12.	We note your summary contains a lengthy description of the company’s business, competitive strengths and business strategy. Further, we note the identical disclosure appears later in your prospectus. In the summary, you should carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. The summary should not include a lengthy description of the company’s business and business strategy. This detailed information is better suited for the body of the prospectus. Please revise accordingly. Please consider limiting your discussion in the “Competitive Strengths” and “Business Strategy” sections to the captions only or otherwise significantly reducing them. If you want to highlight key aspects of your business strategy and competitive strengths, consider listing these in a bullet-point format, with one sentence per bullet point. Please refer to Item 503(a) of Regulation S-K and part IV.C. of SEC No. 33-7497.

In response to the Staff’s comment, the Company has revised the summary to reduce the length of the description of the Company’s business, competitive strengths and business strategy.
Risk Factors, page 11
13.	Please avoid language in risk factors like “adversely affect,” or “material adverse effect.” Instead, please revise your risk factors to state what the specific impact will be on your financial condition or results of operations.

In response to the Staff’s comment, the Company has revised the disclosure throughout the “Risk Factors” section accordingly.

Securities and Exchange Commission
May 24, 2006

14.	Please do not include risks that are not currently material, or clarify why risks are currently material. Please refer to the following risk factors:
•	“We will soon be required to evaluate our internal controls under Section 404...;”

•	“We may fail to successfully acquire or integrate companies that provide complementary products or technologies;”

•	“Increases in labor costs, potential labor disputes and work stoppages at our facilities...;”

If you select to retain these risks, please shorten them.

In response to the Staff’s comment, the Company has revised the disclosures on pages 13, 15 and 18, respectively, to clarify why the risks are currently material and to shorten them. The Company would like to retain such risk factors.
If we lose our senior management or other key employees, our business may be adversely affected, page 14
15.	Because most companies rely on their key personnel, this risk factor appears to be generic. Please provide more specificity as to the potential impact the loss of the services of the individuals listed would have on your operations or remove the risk factor.

In response to the Staff’s comment, the Company has revised the disclosure on pages 14 and 15 to provide more specificity as to the potential impact the loss of the services of certain individuals would have on our operations.

16.	Please disclose with more specificity the risks posed in the risk factors entitled “Failure to protect our intellectual property and know-how...” and “We may be subject to claims that our products or processes infringe the intellectual property rights of others...” For instance, please disclose whether you have been or are in any intellectual property disputes and describe the impact an adverse outcome has had or would have on you. Additionally, please disclose when your patents are to expire.

In response to the Staff’s comment, the Company has revised the disclosure on pages 19 and 20 to provide more specificity as to the risks that are posed to the Company and to disclose when its patents are scheduled to expire.
Risks Related To Our Leverage, page 20
17.	You disclose that your net cash flow generated from operating activities was $37.8 million for fiscal year 2005. Based upon your statement of cash flows, this amount appears to be $34.4 million. Please revise or advise.

In response to the Staff’s comment, the Company has revised the disclosure on page 21 to correct the net cash flow generated from operating activities for 2005 to $34.4 million.

Securities and Exchange Commission
May 24, 2006

“We may be unable to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness...,” page 21
18.	This risk factor addresses the risks already discussed in the risk factor entitled “Our substantial leverage and significant debt service obligations could adversely affect our financial condition...” Please consolidate and delete this risk factor.

In response to the Staff’s comment, the Company has deleted the risk factor entitled “We may be unable to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may be unsuccessful” and has consolidated certain of the prior disclosure under the risk factor entitled “Our substantial leverage and significant debt service obligations could limit our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from fulfilling our debt service obligations” on pages 21 and 22.
“Because most of the proceeds from this offering will be used to pay a dividend to our current stockholders, only a portion of the proceeds will be used to repay our existing debt...,” page 23
19.	Please move this risk factor to a more prominent place at the front of the risk factors section.

In response to the Staff’s comment, the Company has moved this risk to be the first risk factor listed under the heading “Risks Related To Our Leverage” on page 21.

20.	The following risk factors are generic and can apply to any company, industry or offering. Please delete them or explain why they represent a true risk to your company.
•	The continued threat of terrorism, the occurrence of terrorist acts and ongoing military actions could adversely affect our financial condition and results of operations; and

•	The market price of our common stock may be volatile, which could cause the value of your investment to decline.

In response to the Staff’s comment, the Company has deleted the risk factor described under the first bullet point above that previously appeared on page 19. With respect to the risk factor described under the second bullet point above, the Company respectfully informs the SEC that it believes this risk factor represents a true risk to prospective investors in the Company’s initial public offering and has revised the disclosure on pages 24 and 25 to more specifically describe the risk.
Special Note Regarding Forward-Looking Statements, page 26
21.	Please remove “will” from the list of words in the third sentence in this section.

In response to the Staff’s comment, the Company has deleted the word “will” from the list of words in the third sentence in this section.

Securities and Exchange Commission
May 24, 2006

The Transactions, page 29
22.	Delete the language that statements contained in the prospectus about the contents of any contract, or other document referred to “do not purport to be complete” and are “qualified in their entirety by reference.” Rule 411(a) of Regulation C under the Securities Act allows qualification of information inside the prospectus by reference to information outside the prospectus only to the extent that the form explicitly permits it or where the form requires a summary of the document. If you retain the language that statements “do not purport to be complete,” disclose that all material provisions of the contract or other document are discussed in the prospectus.

In response to the Staff’s comment, the Company has deleted the second sentence under the heading “The Transactions” on page 29.

23.	Please disclose the purpose and background of this transaction. For instance, which parties initiated contact, etc? Supplementally, please explain the basis for your decision to cease reporting in the fall of 2005 and provide a legal analysis as to whether this merger was a going private transaction under Rule 13e-3 of the Securities Exchange Act of 1934. We may have further comment.

In response to the Staff’s comment, the Company has disclosed the purpose and background of this transaction on page 29.

In addition, the Company supplementally advises the Staff that it ceased reporting in the fall of 2005 because upon consummation of the Acquisition and the related short-form merger pursuant to applicable law, all of the pre-Acquisition securities were cancelled and ceased to be outstanding and it was left with only one new shareholder of record, an affiliate of First Reserve, as the new owner.

Further, in response to the Staff’s comment, the Company supplementally provides to the Staff its legal analysis as to why the merger was not a going private transaction under Rule 13e-3 of the Securities Exchange Act of 1934.

At the time of the acquisition by CI Acquisition (“Merger Sub”), a wholly-owned subsidiary of First Reserve Fund X, L.P. (“First Reserve”), of approximately 92% of the outstanding common stock of Chart Industries, Inc., the Company analyzed whether the purchase of the shares held by the principal stockholders consisting of OCM Principal Opportunities Fund II, L.P., Audax Chart LLC, Carl Marks Strategic Investments, L.P., Carl Marks Strategic Investments III, L.P., Van Kampen Senior Loan Fund and Merrill Lynch, Pierce, Fenner & Smith Incorporated (which, collectively acting as a group, owned approximately 85% of the common stock prior to the acquisition, the “Investor Rights Group”), GE Capital CFE, Inc. the Arthur S. Holmes Trust and the Christine H. Holmes Trust (the “Principal Stockholders”) in a private transaction, followed by a short-form merger, would be considered a Rule 13e-3 “going private” transaction.

A “Rule 13e-3 transaction” generally includes any transaction involving the purchase of any equity security by the issuer of such security or an affiliate of such issuer which has either

Securities and Exchange Commission
May 24, 2006

the reasonable likelihood or purpose of causing any class of securities of the issuer to be held of record by fewer than 300 persons.

Upon consummation of the acquisition and the short form merger pursuant to applicable Delaware law, the Company would only have one shareholder of record. This reduction to fewer than 300 record shareholders placed the transaction within the possible purview of Rule 13e-3. As a result, the Company analyzed whether an exception from Rule 13e-3 was available and considered the guidance provided by SEC Interpretive Release 34-17719, which contained the following question and answer indicating that an exception was available:

“8. Question: X Corp. agrees to acquire Y Corp., a non-affiliate, in a cash merger transaction. Pursuant to the merger agreement, and shortly before the merger, X Corp. purchases from affiliates of Y Corp. a controlling amount n28 of the outstanding exchange-listed equity securities of Y Corp. Is the merger subject to the requirements of the Rule?

n28 The existence of a control relationship with Y Corp. does not turn solely upon the ownership of any specific percentage of securities. Rather, the question is whether there is the ability, directly or indirectly, to direct or cause the direction of the management and policies of Y Corp., whether through the ownership of voting securities, by contract or otherwise.

Response: The Division has taken a “no-action” position n29 with respect to the applicability of the requirements of Rule 13e-3 to transactions involving the purchase of a controlling interest in a class of equity securities of an issuer and the subsequent acquisition of the balance of the outstanding securities of such class, provided certain conditions are met.

n29 See, e.g., letters re Federal-Mogul Corporation (August 27, 1980) and HM Acquisition Corp. (January 29, 1981).

The SEC indicated that its position was predicated on the fact that:
•	Prior to the initial acquisition of securities, there was no affiliation between the issuer and the acquiring entity;

•	The initial acquisition and the second-step transaction are made pursuant to an agreement or agreements for the acquisition of the entire class of securities at the same unit price;

•	The intention to engage in the second-step transaction was publicly announced at the time of the initial acquisition, and the second-step transaction is effected within a relatively short period of time thereafter; and

•	The acquiring entity will not change the management or the board of directors, or otherwise exercise control, of the issuer prior to the completion of the second-step transaction.
The SEC stated that its position was derived from subparagraph (g)(1), the exception for transactions within one year of a tender offer by a non-affiliate. Both the specific subparagraph (g)(1) exception and the “no-action” position are based upon the fact that the initial purchase and subsequent acquisition of the balance of the outstanding securities of the class at the same unit price pursuant to an agreement disclosed at the time of the initial

Securities and Exchange Commission
May 24, 2006

purchase may properly be regarded as a unitary transaction by a non-affiliate and therefore such transactions do not present the potential for abuse at which Rule 13e-3 was directed.

The Company analyzed whether prior to the initial acquisition of securities it was an affiliate of either First Reserve or Merger Sub and determined that First Reserve and Merger Sub were not affiliates of the Company since First Reserve had no ownership of capital stock of, or other right to control, the Company or its controlling stockholders prior to the transaction. Consistent with the Division’s position set forth above, the mere fact that First Reserve owned approximately 92% of the shares of the Company for a short period of time prior to the completion of the second-step merger transaction does not change this analysis. The initial acquisition of securities and the second-step merger were both accomplished pursuant to the same Agreement and Plan of Merger, dated as of August 2, 2005, by and among the Company, certain of its stockholders, First Reserve and Merger Sub, and that agreement called for the acquisition of the entire class of securities at the same per share price. The intention to engage in both the stock purchase and the second-step merger was announced in the same press release on August 3, 2005, and the acquisition of stock and second-step merger transaction were both completed on October 17, 2005, separated only by the amount of time necessary to file the required paperwork. First Reserve did not make any changes to management or the board of directors of the Company or otherwise exercise control of the Company prior to the completion of the second-step transaction. As a result, the Company determined that the contemplated transaction would not be a Rule 13e-3 transaction.

The purpose of Rule 13e-3 is to prevent abuse by a control shareholder in a conflicted position that is taking a company private. In this instance, the Company was not being taken private by a control shareholder; it was being sold by one sophisticated group of stockholders to another sophisticated investor in a situation where there was an arm’s length price negotiation.
Use of Proceeds, page 31
24.	Please disclose the interest rate and maturity for each form of indebtedness you will repay from proceeds pursuant to Instruction 4 to Item 504 of Regulation S-K.

In response to the Staff’s comment, the Company has added disclosure on page 31 clarifying the interest rate and maturity of the term loan, which the Company intends to partially repay with proceeds from the offering.

25.	We note that proceeds of this offering will be paid to affiliates of the company. Please identify the particular affiliates of First Reserve and the members of management who will receive proceeds, as well as the amount of proceeds each will receive.

In response to the Staff’s comment, the Company has revised the disclosure on page 31 to identify the particular affiliates of First Reserve and the members of management who will receive proceeds, as well as the amount of proceeds each will receive.
Unaudited Pro Forma Financial Information, page 37
Unaudited Pro Forma Statement of Operations, page 39

Securities and Exchange Commission
May 24, 2006

26.	Please reconcile in a footnote your pro forma basic earnings per share to your pro forma diluted earnings per share.

In response to the Staff’s comment, the Company has added disclosure on page 42 to include a footnote reconciling pro forma basic earnings per share to pro forma diluted earnings per share. The Company respectfully informs the Staff that it will complete the reconciliation when the number of shares to be offered and related stock-split are established in a future pre-effective amendment.

27.	Please reconcile in a footnote the historical weighted average common shares outstanding to the pro forma weighted average common shares outstanding for both your basic and diluted earnings per share computations. Please note that the denominator in computing pro forma earnings per share should include those common shares whose proceeds are being used to repay debt or for a business acquisition. Shares whose proceeds will be used for general corporate purposes should not be included in arriving at pro forma EPS, but may be included in pro forma as adjusted EPS. Also, ensure that you give effect to the number of shares whose proceeds are being used to pay the dividend. See SAB Topic 1:B(3).

In response to the Staff’s comment, the Company added disclosure on page 42 to include a footnote reconciling historical weighted average common shares outstanding to the pro forma weighted average common shares outstanding for both basic and diluted earnings per share computations. The Company respectfully informs the Staff that it will complete the reconciliation when the number of shares to be offered and related stock-split are established in a future pre-effective amendment.

28.	Please include a column that presents a subtotal of your pro forma results before taking into account any offering adjustments other than those highlighted in the preceding comment. You may choose to call one column pro forma and the other column pro forma as adjusted. You should also include a similar presentation throughout the filing where you present pro forma information, such as within the “Summary Historical and Pro Forma Financial Information” and “Capitalization” sections.

In response to the Staff’s comment, the Company has revised the disclosure on page 39 to include a column that presents a subtotal of its pro forma results before taking into account any offering adjustments. The Company respectfully informs the Staff that it did not include a similar presentation in the “Summary Historical and Pro Forma Financial Information” due to space constraints and redundancy with the “Unaudited Pro Forma Financial Information,” but did change the title of the last two columns on page 7 to “Pro Forma As Adjusted.” Further, the Company respectfully informs the Staff that it did not include a similar presentation in “Capitalization” because the pro forma effects of the Acquisition have already been reflected in the historical balance sheet, i.e., the only adjustments to be made are adjustments for the offering. The Company used the same approach on the Pro Forma Balance Sheet.

29.	Regarding adjustment 3(c), please disclose whether the interest rates on your senior secured credit facility and the notes are fixed or variable. Please also disclose how the rate disclosed

Securities and Exchange Commission
May 24, 2006

was computed and the index upon which each variable rate loan is based, such as LIBOR + X%. If variable, please discuss the impact of a 1/8% change in the rate on your pro forma earnings.

In response to the Staff’s comment, the Company has revised the disclosure on page 41 to confirm that the interest rate on its senior secured credit facility is variable, to disclose how the rate disclosed is computed and the index upon which the senior secured credit facility is based. In addition, the Company revised the disclosure on page 41 to discuss the impact of a 1/8% change in the rate on its pro forma earnings.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44
30.	Please discuss in MD&A the changes in the operating income (loss) of each of your segments, including Corporate.

In response to the Staff’s comment, the Company has revised the disclosure to discuss changes in the operating income (loss) of each of its segments, including Corporate. In addition, the Company has added to the Segment Information table on page 49 operating income by segment, including Corporate, and total consolidated operating income for the Company for all periods presented. In addition, the Company has provided disclosure regarding changes in operating income (loss) for each of the periods presented in the MD&A.
Segment Information, Page 47
31.	Given your disclosure that you moved the management and reporting of the LNG alternative fuel systems product line from the E&C segment to the D&S segment, please help us understand why you attribute the effects of LNG systems to your results of operations for the E&C segment. If you have similar sounding systems in each segment, please ensure your disclosure is clear as to which system you are discussing.

In response to the Staff’s comment, the Company has changed in the Management’s Discussion and Analysis of Financial Condition and Results of Operations and other appropriate places the E&C segment “LNG System” product line to “process systems” to help clarify the difference from LNG products in the D&S segment, particularly LNG Alternative Fuel Systems. Cold boxes and LNG vacuum-insulated pipe is now referred to as “process systems” throughout the MD&A. See page 50 for an example of such a reference.
2005 Successor Period, page 47
32.	Please disclose the amount by which the unfavorable volume trend in domestic medical respiratory product sales was offset by continued volume growth in such sales in Europe and Asia and biological storage system sales in the United States.

Securities and Exchange Commission
May 24, 2006

In response to the Staff’s comment, the Company has revised the disclosure on page 52 disclosing the unfavorable volume trend in domestic medical respiratory products sales offset by continued volume growth in such sales in Europe and Asia and biological storage system sales in the United States. However, because there are no comparable periods in its discussion of its operating results in the MD&A, it makes it difficult to discuss trends in terms of dollar amounts. Thus, the Company decided to discuss the percentage mix change in U.S. medical respiratory product sales in 2005 and 2004 compared to total medical respiratory product sales during these two years on an annual basis. In addition, the Company also compared, on a percentage basis, the total growth in biological storage systems in 2005 versus 2004 on an annual basis, and also made some other clarifying changes.
2005 Reorganized Period
Gross Profit and Gross Margin, page 49
33.	We note that for the 2005 Reorganized Period, gross profit margin was unfavorably affected by higher manufacturing costs in the BioMedical segment. Please discuss what contributed to these higher manufacturing costs.

In response to the Staff’s comment, the Company revised the disclosure on page 54 to clarify what caused the higher manufacturing costs in the BioMedical segment’s 2005 Reorganized Period discussion on gross profit and margin. The higher manufacturing costs were caused by inefficiencies of moving the manufacturing of the medical respiratory product line to Canton, Georgia from Burnsville, Minnesota. This transition and ramp-up of manufacturing to the productivity levels previously being achieved at the Burnsville, Minnesota facility took most of 2005 to complete and cost more than originally planned.
Acquisition Expenses, page 50
34.	Please disclose what your acquisition expenses were comprised of.

In response to the Staff’s comment, the Company revised the disclosure on page 54 to discuss what the acquisition expenses were comprised of.
SG&A Expense, page 53
35.	Please disclose what comprised the $14.1 million SG&A expense for the three months ended December 31, 2003 as well as the first nine months of 2003.

In response to the Staff’s comment, the Company has revised the disclosure on pages 58 and 60 to disclose what comprised the $14.1 million SG&A expense for the three months ended December 31, 2003 as well as the first nine months of 2003.
Quantitative and Qualitative Disclosures About Market Risk, page 67

Securities and Exchange Commission
May 24, 2006

36.	Please disclose the potential effects on your assets, liabilities and cash flows resulting from hypothetical changes in foreign currency exchange rates. See Item 305(a)(1)(ii) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 73 to present the potential effects on our assets, liabilities and cash flows resulting from hypothetical changes in foreign currency exchange rates. In summary, foreign currency exchange rates have not had a significant impact on our operating results and cash flows historically. In addition, the Company is only entering into foreign exchange forward contracts at Chart Ferox a.s., our Czech Republic subsidiary, to hedge our trade receivables and payables that are denominated in currencies other than in the Chart Ferox a.s. functional currency, which is the Koruna. The Company respectfully informs the Staff that the amount of the trade receivables and payables being hedged is immaterial to our consolidated assets and liabilities.
Industry Overview, page 70
37.	We note your citation of data and statistics from IEA and EIA. Please confirm that these reports are from a recent date. Also, please confirm for us that these documents are publicly available. To the extent that any of these reports have been prepared specifically for this filing, file a consent from the party.

In response to the Staff’s comment, the Company respectfully informs the Staff that none of the reports referenced in the Registration Statement were prepared specifically for this filing and that the dates of the IEA and EIA publications cited in the filing are as follows:

“LNG World Energy Outlook” is an International Energy Agency presentation dated May 20, 2005.

“World Energy Investment Outlook 2003/Insights” is an International Energy Agency publication from 2003.

“International Energy Outlook 2005” is an Energy Information Administration publication dated July 2005.

The Company’s only use of “World Energy Investment Outlook 2003/Insights” is with respect to the statement on page 75 that “investments in global LNG facilities are expected to total approximately $250 billion from 2001-2030.”

“International Energy Outlook 2005” can be found on the Energy Information Administration’s internet homepage at http://www.eia.doe.gov/. The “LNG World Energy Outlook” can be found on the international energy agency’s homepage at http://www.iea.org/.

In addition, the Company has revised the footnotes on page 77 to clearly indicate the sources of the information in the graphs.

Securities and Exchange Commission
May 24, 2006

Business, page 73
38.	Ensure that the information you include in your Business section is balanced. For example, you cite your leading market position, as a competitive strength, but you omit any substantive discussion here about the competitive environment in which you operate. To the extent that you continue to cite competitive strengths, please review each one and revise as necessary to provide balancing information.

In response to the Staff’s comment, the Company has revised the disclosure on pages 81 and 82 to provide a discussion regarding the competitive environment in which it operates.

39.	Please disclose what you mean by a “preferred global supplier.”

In response to the Staff’s comment, the Company has deleted the concept of “preferred global supplier” from page 81.

40.	Please disclose the measures by which you conclude that you are the number one or two supplier in all of your primary end-use markets.

In response to the Staff’s comment, the Company respectfully informs the Staff that based on management estimates and industry association data, the Company believes that it is reasonable and appropriate disclosure to characterize itself as the number one or two supplier in all of its primary end-use markets. Through its Energy and Chemicals (“E&C”) segment, the Company had the highest market share of any of its competitors. In 2005, the estimated E&C global market size was approximately $535.0 million in sales and the Company had sales within the E&C segment of approximately $121.1 million. In its Distribution and Storage (“D&S”) segment, the Company operates in a highly fragmented market with few competitors of significant scale. With an estimated D&S global market size of approximately $519.0 million in sales in 2005, the Company had sales of approximately $209.2. Finally, the estimated market size of the BioMedical segment in 2005 was approximately $172.0 million in sales and the Company’s BioMedical segment sales in that year were approximately $72.9 million. The Company is not aware of any third-party study or survey that has analyzed the relative size of these segments. The Company notes, however, that it is also not aware of any competitors that serve these markets generally that have an equal or greater market share than the Company.

The Company calculates market share with respect to the E&C, D&S and BioMedical segments by measuring sales volumes. Similarly, in assessing the sales of its competitors earned from the E&C, D&S and BioMedical segments, the Company reviews annual reports and published investor presentations of these competitors and augments this data with information received by marketing consultants conducting competition interviews and its sales force and field contacts.

Statements made in the prospectus as to the Company’s leading positions in its industry and segments are based on its sales volumes measured against management’s estimates of its

Securities and Exchange Commission
May 24, 2006

competitors’ sales volumes, coupled with management’s knowledge and experience in the markets that the Company serves.
Competition, page 79
41.	We do not understand your statement that you believe that you rank among market leaders in your industry in light of your other statement that “reliable” market data is not available. To the extent possible, provide investors an idea of the size of your industry, your competitors, and your position versus your main competitors.

In response to the Staff’s comment, the Company has revised the disclosure on page 86 to state that market share data is not available from independent third-party sources. The Company bases its statements on its reviews of annual reports and published investor presentations of its competitors and augments this data with information received by marketing consultants conducting competition interviews and its sales force and field contacts.
Management, page 84
42.	Please disclose the nature of the business of ESAB Holdings Ltd.’s and Oglebay Norton.

In response to the Staff’s comment, the Company has revised the disclosure on page 92 to describe the nature of the business of ESAB Holdings Ltd. and Oglebay Norton.

43.	Please disclose the term of office for each of your officers and directors. Please refer to Item 401(a) and (b) of Regulation S-K.

In response to the Staff’s comment, the Company has added disclosure on page 92 to describe the term of office of each of our officers and directors.

Principal Stockholders, page 95
44.	Please identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by First Reserve Fund X, L.P. and/or its general partner unless it is a reporting company under the Exchange Act, a majority owned subsidiary of a reporting company under the Act, or registered investment fund under the 1940 Act. Please refer to telephone interpretation 4S. in the Regulation S-K section of the 1999 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov, and revise.

In response to the Staff’s comment, the Company respectfully informs the Staff that no individual has or shares voting or investment power of the securities held by First Reserve Fund X, L.P. (“Fund X”). Management and operation of Fund X is vested in its general partner, First Reserve GP X, L.P. (“GP X”). As disclosed in the footnotes, First Reserve GP X, Inc. (“GP X, Inc.”) is the general partner of GP X and the ultimate general partner of Fund X, and therefore may be deemed to have beneficial ownership of all shares beneficially

Securities and Exchange Commission
May 24, 2006

owned by Fund X. As disclosed in the footnotes, First Reserve Corporation is the investment adviser to Fund X. No individual has a controlling interest in any of GP X Inc. or First Reserve Corporation through ownership of voting stock, voting agreement or otherwise.
Fund X is a limited partnership and there are no officers and directors of Fund X itself. Mr. Guill is the President, a Managing Director and a member of the board of directors of First Reserve Corporation and GP X, Inc. Mr. Moore is a Managing Director of First Reserve Corporation and GP X, Inc. Mr. Day is a Director of First Reserve Corporation and GP X, Inc. The board of directors of each of these entities is comprised of three individuals and no action requires unanimous consent. None of Messrs. Guill, Moore or Day has voting or dispositive control over any of the shares of the Company included in the shares held by Fund X.

The Company acknowledges the fact that GP X ultimately exercises control over Fund X. GP X is closely held by First Reserve employees. First Reserve does not have an independent board and the board of GP X Inc. is composed entirely of First Reserve employees. The Company has revised the disclosure on pages 105 and 106 to disclose the names of the officers who make decisions for GP X. The Company expects most major decisions facing the Company to be made by its board of directors, including the employees of First Reserve who serve on the board of directors of the Company, and that all major decisions by those employees will be made in consultation with First Reserve’s Investment Committee, which consists of a subset of the officers listed on pages 105 and 106. The Company expects that less significant decisions will be delegated by its board of directors to individual officers of the Company on a basis consistent with the guidelines of the investment committee.
Certain United States Federal Income and Estate Tax Consequences to Non-US Holders, page 111
45.	Please delete the term “certain” as all material tax consequences should be described.

In response to the Staff’s comment, the Company has deleted the term “certain” from the heading and body of the tax consequences section and replaced it with “material.”
Financial Statements
General
46.	Please include interim financial statements for the period ended March 31, 2006. Please similarly update your financial information throughout the filing. See Rule 3-12 of Regulation S-X.

In response to the Staff’s comment, the Company respectfully informs the Staff that the interim financial statements for the periods ended March 31, 2006 and March 31, 2005 have been added to Amendment No. 1. The Company respectfully informs the Staff that all of the

Securities and Exchange Commission
May 24, 2006

financial information throughout the filing has been updated in accordance with Rule 3-12 of Regulation S-X.

47.	You disclose on page 98 that you have obligations to repurchase shares of common stock from a management stockholder under various triggering events. Please tell us what consideration you gave to EITF D-98 and paragraphs 9, 10, A2 and A6 of SFAS 150.

In response to the Staff’s comment, the Company respectfully informs the Staff that it has given consideration to EITF D-98, “Classification and Measurement of Redeemable Securities” and SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity” as it relates to the disclosure on page 108 that the Company has obligations to repurchase shares of common stock from a management stockholder under various triggering events. However, management did not hold common stock as of and during the period ended December 31, 2005 or as of and for the three months ended March 31, 2006, and accordingly, the accounting required under the above guidance is not applicable to those periods.
Consolidated Statements of Operations, page F-4
48.	Based on the disclosures presented in your MD&A and footnotes to the financial statements, it is unclear what you are including in the (loss) gain on sale of assets line item. If the assets sold are not a component of an entity, the resulting gains and losses should be included in operating income. The amount for the nine months ended September 30, 2003 appears to be significant in relation to your operating income (loss). See paragraph 45 of SFAS 144. Please revise your footnote disclosure and statement of operations classification accordingly.

In response to the Staff’s comment, the Company respectfully informs the Staff that it has revised its footnote disclosure and statement of operations classification as follows. For all periods presented, gains and losses related to the sale of assets that are not a component of an entity have been reclassified and included in operating income. The gain recorded of $3,692, or $2,400 net of taxes, in the nine months ended September 30, 2003 related to the sale of certain assets and liabilities of a discontinued operation, its former Greenville Tube, LLC stainless steel tubing business, was reclassified to the discontinued operation line in the statement of operations.

49.	Please present your basic and diluted earnings per share on the face of your statement of operations. Please also disclose a reconciliation of the numerators and denominators of the basic and diluted per share computations. See paragraphs 6, 36, 38 and 40 of SFAS 128. In addition, please disclose the number of antidilutive shares by each type of security. See paragraph 40(c) of SFAS 128. Please similarly update your presentation of basic and diluted earnings per share and disclosures throughout the filing, including the summary historical and pro forma financial information section, unaudited pro forma statement of operations, selected historical consolidated financial data, and your quarterly results footnote.

Securities and Exchange Commission
May 24, 2006

In response to the Staff’s comment, the Company has revised the disclosure to present its basic and diluted earnings per share on the face of its statement of operations and has disclosed in Note A the reconciliation of the numerator and denominator of the basic and diluted per share computations as well as the number of antidilutive shares by each type of security. The Company has updated its presentation of basic and diluted earnings per share and disclosures throughout the filing, including the summary historical and pro forma financial information section, unaudited pro forma statement of operations, selected historical consolidated financial data and its notes to its March 31, 2006 interim financial statements.
Consolidated Statements of Shareholders’ Equity (Deficit), page F-5
50.	Page 5 indicates that a stock split will occur in conjunction with this offering. Please revise your financial statements and your disclosures throughout the filing to give retroactive effect to the expected stock split. Doing this in the next amendment will save us substantial review time in future amendments. If your auditors believe that only a “draft” report can be presented, due to a pending future event such as the stock split, they must include in the filing a signed and dated preface to their “draft” report stating the reason for the “draft” report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. The signed, dated, and unrestricted auditor’s report must be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X.

The Company notes the Staff’s comment, confirms that it will provide the disclosure relating to the stock split and will endeavor to provide such information with adequate time for the Staff to review.

51.	Please disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income in accordance with paragraph 25 of SFAS 130.

The Company has given consideration to paragraph 25 of SFAS 130, “Reporting Comprehensive Income” as it relates to the disclosure of the amount of the income tax expense or benefit allocated to each component of other comprehensive income in the Company’s equity. The Company disclosed the amount of the income tax benefit as related to the minimum pension liability adjustment in Note A to the December 31, 2005 audited financial statements. The Company respectfully informs the Staff that it did not record the income taxes related to currency translation adjustments, consistent with SFAS 52, “Foreign Currency Translation,” because the investments in foreign subsidiaries are deemed to be permanently invested.
Consolidated Statements of Cash Flows, page F-8
52.	Regarding your life insurance payments, please disclose the statement of cash flows line item(s) in which they are included, as well as the amounts of the payments. Please also disclose the line item(s) which include any borrowings against the cash surrender value, as well as the related amounts. See paragraph 13 of Section 1300.13 of the AICPA Technical Practice Aids. Please also disclose in a footnote the amounts of any gains or losses recorded in your statements of operations for each period presented.

Securities and Exchange Commission
May 24, 2006

In response to the Staff’s comment, the Company respectfully informs the Staff that it has reviewed paragraph 13 of Section 1300.13 of the AICPA Technical Practice Aids and determined that the life insurance payments as well as any gains or losses related to any policies with cash surrender values are not material for separate disclosure in the statements of cash flows and operations for the periods presented. The cash surrender value of these policies at December 31, 2005 was $1.3 million. In addition, there were no borrowings outstanding against the cash surrender values.
Note A — Nature of Operations and Summary of Significant Accounting Policies, page F-9
Basis of Presentation, page F-9
53.	You currently disclose the preliminary fair values assigned to your assets and liabilities as a result of the acquisition on October 17, 2005. Please disclose that your purchase price allocation has not been finalized, as well as the specific steps that remain before it will be finalized. See paragraph 51(h) of SFAS 141.

In response to the Staff’s comment, the Company has revised its disclosure by removing the word “preliminary” on page F-10 and the Company hereby informs the Staff that the purchase price allocation is final.
Revenue Recognition, page F-17
54.	Please disclose how unapproved change orders are treated in your percentage of completion method of accounting for revenue. If you include unapproved change orders in your accounting for revenue, please disclose if you assume a profit component on these orders. If you assume a profit component, please tell us why you feel this is appropriate.

In response to the Staff’s comment, the Company respectfully informs the Staff that it does not include unapproved change orders in its accounting for revenue or the profit component of an order until the change order is approved by the customer.
Note H — Discontinued Operations and Assets Held for Sale, page F-28
55.	We note that you entered into an agreement in September 2004 to sell the Plaistow land and building, and that this agreement expired in July 2005. Please tell us how this asset meets the requirements for classification as held for sale. See paragraphs 30, 31 and 38 of SFAS 144.

In response to the Staff’s comment, the Company supplementally provides to the Staff its analysis as to how this asset meets the requirements for classification as held for sale. In accordance with SFAS 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company believes that the criteria have been met to classify the Plaistow, New Hampshire land and building as an asset held for sale at December 31, 2005 as further explained below. In addition, the Company has revised the disclosure in Note H on page F-29 to the December 31, 2005 financial statements to clarify the presentation of the Plaistow,

Securities and Exchange Commission
May 24, 2006

New Hampshire land and building as assets held for sale. The following items are the criteria the Company used to classify the asset as held for sale.
a.	Management, having the authority to approve the action, commits to a plan to sell the assets.
In June 2004, management having the appropriate authority to approve an action, committed to a plan to sell the Plaistow, New Hampshire land and building. Management had received approval from the board of directors in November 2003 to proceed with the closure of the Plaistow facility, including the sale thereof, as one of several operational restructuring initiatives. During 2004, management updated the board of directors and its Executive Committee on a regular basis on the progress of sale of the Plaistow land and building and committed to a plan to sell the Plaistow land and building.
b.	The asset is available for immediate sale in its present condition subject only to the terms that are usual and customary for sales of such assets.
In the first nine months of 2004, the Company shut down and vacated the facility, moved the product line manufacturing operations to New Prague, Minnesota and prepared the facility for sale. To date, the facility continues to be in a saleable condition.
c.	An active program to locate a buyer and other actions required to complete the plan to sell the assets has been initiated.
Since June 2004, management has actively marketed and pursued the sale of the land and building through a real estate broker and to date the Company has received three offers.
d.	The sale of the assets is probable and the transfer of the assets is expected to qualify for recognition as a completed sale, except as permitted by paragraph 31 of SFAS 144 (i.e., events or circumstances beyond an entity’s control may extend the period required to complete the sale beyond one year).
In September 2004, the Company entered into an agreement to sell the Plaistow land and building for $3.6 million, net of selling costs. At the time this agreement was entered into, it was expected that the sale would close within one year. In July 2005, this agreement expired after the residents of the local community voted against the proposed buyer’s use of the facility for waste recycling. Later in July 2005, the Company entered into another agreement to sell the facility at an estimated price of $3.1 million, net of selling costs and as a result recorded a loss of approximately $0.5 million for the write-down of these assets to fair value for the three months ended September 30, 2005. This sale was expected to close in September 2005, but was delayed due to the scope and length of that buyer’s due diligence. In the first quarter of 2006, the buyer withdrew the offer. Later in the first quarter of 2006, the Company, in its continuing pursuit to sell the property, agreed to split the land into separate parcels, one of which included the building, and to sell them separately. It was anticipated that splitting the property would attract more buyers at a potentially higher overall price. In April 2006, the Company entered into an agreement to sell the building and

Securities and Exchange Commission
May 24, 2006

parcel of land on which it is situated for approximately $2.2 million. The sale of the building is expected to close during the second quarter 2006. Although the Company does not currently have an agreement to sell the other parcel of land, there has been interest expressed by several potential buyers to purchase it. Therefore, management believes that it is still probable that the remaining land sale could be completed within one year, with the exception of any zoning approvals, which would be outside of the Company’s control. As result of the foregoing, management, in preparing the consolidated December 31, 2005 financial statements and the unaudited condensed consolidated March 31, 2006 interim financial statements, concluded that the sale of the property was probable within one year.
e.	The assets are being actively marketed for sale at a price that is reasonable in relation to its current fair value.
As mentioned above, the Company has entered into an agreement to sell the Plaistow building and land on which it is situated for $2.2 million and is currently marketing the other parcel of land at an asking price of $2.0 million. Management considers these sale prices to be reasonable and representative of fair value considering that the Company is using a real estate broker, it has an agreement to sell the building and there continue to be several interested parties in purchasing the land.
f.	Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn.
Management has no intentions of significantly changing its plans to sell the Plaistow parcels of land and building or to withdraw the plan.
Note K — Lease Commitments, page F-34
56.	Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should also be included in your minimum lease payments. If, as we assume, they are taken into account in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how your accounting complies with SFAS 13 and FTB 88-1.

In response to the Staff’s comment, the Company has revised its footnote disclosure on page F-35 to explain how it accounts for operating leases included in the Registration Statement. In addition, the Company respectfully informs the Staff that its assumption of how the Company accounts for lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate does not apply to the Company. In fact, the only time that an existing rate or index comes into consideration in the Company’s current leases is upon a renewal option only, if the Company elects to renew the lease, and not during the minimum lease term.

Securities and Exchange Commission
May 24, 2006

57.	Please include the disclosures required by paragraphs 16.c. and d. of SFAS 13 regarding your operating leases.

In response to the Staff’s comment, the Company has revised its footnote disclosure on page F-35 to include the disclosures required by paragraph 16.c and d. of SFAS 13 regarding operating leases.
Note M — Operating Segments, page F-36
58.	Please ensure you disclose all items that are excluded from the operating income (loss) of each segment as it appears that the explanation in the preface to the table omits some items that are included in the Corporate column. Please also separately disclose the types of amounts included in the Corporate column.

In response to the Staff’s comment, the Company respectfully informs the Staff that it is not excluding any items from operating income (loss).
Part II
Item 13. Other Expenses of Issuance and Distribution, page II-1
59.	We note that you maintain officer and director insurance. Please include as a separate item any premium paid on any policy obtained in connection with the offering and sale of the securities being registered which insures or indemnifies directors or officers against any liabilities they may incur in connection with the registration, offering, or sale of such securities. Please refer to the instruction to Item 511 of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page II-1 to include D&O insurance as a separate item and to disclose the premium expected to be paid for the annual cost of D&O insurance over the existing cost of the Company’s pre-offering insurance.
Item 15. Recent Sales of Unregistered Securities, page II-1
60.	We do not understand the statement that on October 17, 2005, you issued an aggregate of 1,718,896 shares of common stock to FR X Chart Holdings, LLC pursuant to the merger. It appears that the common stock sold in the merger was stock already issued to preexisting shareholders. Please clarify. Also, if you retain this disclosure, please disclose the value of this transaction.

In response to the Staff’s comment, the Company has revised the disclosure on page II-3 to clarify the statement that the Company issued an aggregate of 1,718,896 shares of common stock to FR X Chart Holdings, LLC and to disclose the value of this transaction.
* * * *
                    Please call me at (212-455-3189) or Ryan Bekkerus (212-455-2293) of my firm if you wish to discuss our responses to the Comment Letter.

Very truly yours,

/s/ Edward P. Tolley III

Edward P. Tolley III